UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 28, 2017

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$946,000 Notes due August 27, 2020 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index (CUSIP: 06741VJK9)

$2,376,000 Buffered SuperTrackSM Notes due February 28, 2022 Linked to the Performance of S&P 500® Index (CUSIP: 06741VJA1)

$1,513,000 Buffered SuperTrackSM Notes due February 28, 2022 Linked to the Performance of Dow Jones Industrial AverageSM (CUSIP: 06741VJD5)

$754,000 Callable Contingent Coupon Notes due February 28, 2022 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index (CUSIP: 06741VJE3)

$600,000 Callable Contingent Coupon Notes due February 27, 2020 Linked to the Lesser Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06741VJL7)

$401,000 Buffered Digital Notes due August 28, 2019 Linked to the Performance of the Russell 2000® Index (CUSIP: 06741VJR4)

$1,433,000 Buffered Digital Notes due August 27, 2020 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VJT0)

$811,000 Phoenix Autocallable Notes due May 25, 2018 Linked to the Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (CUSIP: 06741VJV5)

$115,000 Digital Plus Notes due February 28, 2022 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index (CUSIP: 06741VJX1)

$4,250,000 Step Down Callable Contingent Payment Notes due February 26, 2027 Linked to the Lesser Return of the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06741VKE1)

$2,360,000 SuperTrackSM Notes due April 26, 2018 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VL59)

$677,000 SuperTrackSM Notes due August 27, 2020 Linked to the Performance of S&P 500® Index (CUSIP: 06741VJZ6)
$1,090,000 Notes due August 28, 2023 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index (CUSIP: 06741VJJ2)

$611,000 Buffered Digital Notes due February 28, 2019 Linked to the Performance of the S&P 500® Index (CUSIP: 06741VJS2)

$1,128,000 Phoenix AutoCallable Notes due August 28, 2018 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index (CUSIP: 06741VK35)

$2,367,000 Step Up Callable Contingent Payment Notes due February 26, 2027 Linked to the Lesser Return of the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06741VJM5)

$865,000 Phoenix Autocallable Notes due February 28, 2018 Linked to the Performance of the VanEck VectorsTM Gold Miners ETF (CUSIP: 06741VJW3)

$3,300,000 Phoenix AutoCallable Notes due February 28, 2019 Linked to the Least Performing Reference Asset of Three Common Stocks (CUSIP: 06741VK50)

$6,401,000 AutoCallable Notes due February 28, 2019 Linked to the Least Performing Reference Asset of Three Common Stocks (CUSIP: 06741VJQ6)

$2,500,000 AutoCallable Notes due August 28, 2018 Linked to the Least Performing Reference Asset of Four Common Stocks (CUSIP: 06741WCD0)

$6,591,000 AutoCallable Notes due February 28, 2019 Linked to the Least Performing Reference Asset of Four Common Stocks (CUSIP: 06741VJN3)

$7,035,000 Phoenix AutoCallable Notes due February 29, 2024 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index (CUSIP: 06741VK84)

$2,722,000 Callable Range Accrual Notes due February 28, 2022 Linked to the Performance of the Russell 2000® Index (CUSIP: 06741VK92)

$2,508,000 AutoCallable Notes due February 28, 2019 Linked to the Least Performing Reference Asset of Three Common Stocks (CUSIP: 06741WCE8)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: February 28, 2017	By:	/s/ Ian Merrill
Name: Ian Merrill
Title: Managing Director